Exhibit 99.1

Diginex joins Microsoft’s ScaleUp Program 2019 to deliver enterprise value to clients

Hong Kong, December 11, 2019: Diginex, a blockchain financial services and technology company, has been selected as part of the Microsoft ScaleUp program. This exclusive 2-year program is designed for high-growth companies to leverage Microsoft’s expertise, scale their businesses and further deliver enterprise value to their clients.

Diginex joins the ranks of the world’s leading technology startups who have met Microsoft’s vetting and selection criteria in order to participate in their ScaleUp program. Graduates from the program will gain access to Microsoft’s internal technology expertise, software, infrastructure, dedicated support as well as an elite alumni and peer network. The program has also presented opportunities for startups to engage in joint sales and co-marketing efforts.

For Diginex, joining Microsoft ScaleUp will provide deep technical and business synergies between the two companies, enhancing security and efficiency to the existing platform and ultimately delivering value for clients. Diginex has built a secure, institutional-grade tool for businesses and organizations on the Microsoft Azure cloud platform called “Diginex Trust”. The tool is designed as a blockchain enabled information provenance network that safely stores immutable records thus mitigating risks.

Mr. Richard Byworth, CEO of Diginex, commented: “We are thrilled about being a member of the Microsoft ScaleUp program and the clear vote of confidence in our technology and approach from one of the world’s largest technology companies. We look forward to a long-lasting partnership that will create an enhanced, robust platform of tools and provide the ultimate blockchain experience for our clients.”

Ms. Annie Parker, Global Head of Microsoft for Startups, commented: “Less than 2% of companies that apply to our program get selected. Diginex clearly stood out from the crowd because of its focus on institutional-grade technology and tools for enterprise customers.”

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Press Contacts:

Heather Dale Diginex E: heather.dale@diginex.com Tel: +852 9274 3312

About Diginex

Diginex is a blockchain financial services and technology company. Diginex partners with institutional investors, corporations and governments to make digital assets more accessible, business processes more efficient and secure. Diginex believes its collaborative approach and pursuit of global cooperation is optimal to drive institutional adoption of blockchain technologies and the regulated use of digital assets. For more information on Diginex, please visit www.diginex.com